EXHIBIT 99.1

FirstService Reports Strong Second Quarter Results

Double-Digit Revenue Increase and Margin Expansion Drive Earnings Growth

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017

Revenues (millions)	$495.3	$441.7	$921.8	$822.0
Adjusted EBITDA (millions) (note 1)	57.1	47.1	82.5	67.2
Adjusted EPS (note 2)	0.86	0.60	1.10	0.75

GAAP Operating Earnings	42.4	35.3	53.4	44.2
GAAP EPS	0.62	0.49	0.79	0.61

TORONTO, July 25, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported strong results for its second quarter ended June 30, 2018. All amounts are in US dollars.

Revenues for the second quarter were $495.3 million, a 12% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 21% to $57.1 million, and Adjusted EPS (note 2) was $0.86, a 43% increase versus the prior year quarter. GAAP Operating Earnings were $42.4 million, relative to $35.3 million in the prior year period. GAAP diluted earnings per share was $0.62 in the quarter, versus $0.49 for the same quarter a year ago.

For the six months ended June 30, 2018, revenues were $921.8 million, a 12% increase relative to the comparable prior year period, Adjusted EBITDA was $82.5 million, up 23%, and Adjusted EPS was $1.10, a 47% increase versus the prior year period. GAAP Operating Earnings were $53.4 million, relative to $44.2 million in the prior year period. GAAP diluted EPS for the six months year-to-date was $0.79, compared to $0.61 in the prior year period.

“We delivered another strong quarter, capitalizing on balanced organic top-line growth across our businesses,” said Scott Patterson, Chief Executive Officer of FirstService. “Our results largely mirror the performance in our prior quarter demonstrating the consistency of our business model and keeping us well on track to deliver on our targets for the full year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.7 billion in annual revenues and has more than 19,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Impact of New Revenue Recognition Standard
As previously disclosed in our prior first quarter of this year, FirstService adopted, in accordance with U.S. GAAP effective January 1, 2018, the New Revenue Recognition Standard to all contracts using the full retrospective method. Our prior year 2017 financial results as reported herein have been recast in accordance with the New Revenue Standard to provide a consistent comparison to current year results. The impact is confined to our franchised operations within our FirstService Brands segment, relating to the timing and recognition of franchise fees and the gross revenue recognition of marketing fund fees. The effect of the New Revenue Standard on the prior year second quarter results was an increase of $6.8 million to our consolidated revenues, a decrease of $0.5 million to our consolidated Adjusted EBITDA, resulting in a 30 basis points decrease to our consolidated Adjusted EBITDA margin, and a decrease of $0.01 to our Adjusted EPS. The same $6.8 million increase to our FirstService Brands revenues and $0.5 million decrease to our FirstService Brands Adjusted EBITDA resulted in a reduction of 120 basis points to our FirstService Brands Adjusted EBITDA margin for our recast segmented 2017 second quarter results. The New Revenue Recognition Standard does not have any impact on our cash flow from operations.

Segmented Quarterly Results
FirstService Residential revenues were $327.0 million for the second quarter, up 8% versus the prior year quarter, including 5% organic growth. Adjusted EBITDA for the quarter was $33.4 million, versus $28.7 million in the prior year period. The top-line growth was primarily driven by contract wins and new development in several of our larger markets. Margin improvement resulted from ongoing operational efficiencies previously disclosed in prior periods and further optimizing our allocation of labour and resources towards our property management and ancillary service contracts. GAAP Operating Earnings were $27.5 million, versus $23.2 million for the second quarter of last year.

FirstService Brands revenues during the second quarter grew to $168.4 million, up 21% relative to the prior year period and including 8% organic growth. Adjusted EBITDA for the second quarter was $26.7 million, up from $21.6 million in the prior year period. The performance was led by continued strength across our service lines which are benefiting from the current robust home improvement market and also supported by a strong quarter at Century Fire Protection. Growth was further augmented by recent tuck-under acquisitions across our company-owned operations at California Closets, Paul Davis Restoration and Century Fire. GAAP Operating Earnings were $19.1 million, versus $16.3 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.0 million in the second quarter, relative to $3.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.3 million, relative to $4.2 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, July 25, 2018 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2017 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$29,894	$21,934	$38,829	$30,202
Income tax	9,285	10,888	8,613	9,361
Other income, net	(39)	(110)	(103)	(205)
Interest expense, net	3,210	2,554	6,084	4,879
Operating earnings	42,350	35,266	53,423	44,237
Depreciation and amortization	12,903	10,356	24,686	19,851
Acquisition-related items	548	525	1,109	771
Stock-based compensation expense	1,317	929	3,314	2,344
Adjusted EBITDA	$57,118	$47,076	$82,532	$67,203

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$29,894	$21,934	$38,829	$30,202
Non-controlling interest share of earnings	(2,915)	(2,330)	(5,235)	(4,159)
Acquisition-related items	548	525	1,109	771
Amortization of intangible assets	4,736	3,565	8,650	6,751
Stock-based compensation expense	1,317	929	3,314	2,344
Stock-based compensation tax adjustment for US GAAP change	(622)	(880)	(3,037)	(4,623)
Income tax on adjustments	(1,574)	(1,751)	(3,111)	(3,521)
Non-controlling interest on adjustments	(145)	(91)	(255)	(162)
Adjusted net earnings	$31,239	$21,901	$40,264	$27,603

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2018	2017	2018	2017

Diluted net earnings per share	$0.62	$0.49	$0.79	$0.61
Non-controlling interest redemption increment	0.12	0.04	0.13	0.10
Acquisition-related items	0.02	0.01	0.03	0.02
Amortization of intangible assets, net of tax	0.09	0.06	0.17	0.11
Stock-based compensation expense, net of tax	0.03	0.02	0.06	0.04
Stock-based compensation tax adjustment for US GAAP change	(0.02)	(0.02)	(0.08)	(0.13)
Adjusted earnings per share	$0.86	$0.60	$1.10	$0.75

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2018	2017	2018	2017

Revenues	$495,348	$441,666	$921,804	$822,015

Cost of revenues	331,445	301,804	629,969	574,083
Selling, general and administrative expenses	108,102	93,715	212,617	183,073
Depreciation	8,167	6,791	16,036	13,100
Amortization of intangible assets	4,736	3,565	8,650	6,751
Acquisition-related items (1)	548	525	1,109	771
Operating earnings	42,350	35,266	53,423	44,237
Interest expense, net	3,210	2,554	6,084	4,879
Other income	(39)	(110)	(103)	(205)
Earnings before income tax	39,179	32,822	47,442	39,563
Income tax	9,285	10,888	8,613	9,361
Net earnings	29,894	21,934	38,829	30,202
Non-controlling interest share of earnings	2,915	2,330	5,235	4,159
Non-controlling interest redemption increment	4,373	1,586	4,905	3,733
Net earnings attributable to Company	$22,606	$18,018	$28,689	$22,310

Net earnings per common share
Basic	$0.63	$0.50	$0.80	$0.62
Diluted	0.62	0.49	0.79	0.61

Adjusted earnings per share (2)	$0.86	$0.60	$1.10	$0.75

Weighted average common shares (thousands)
Basic	35,936	35,921	35,929	35,901
Diluted	36,534	36,575	36,526	36,562

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2018	December 31, 2017

Assets
Cash and cash equivalents	$57,689	$57,187
Restricted cash	11,304	9,707
Accounts receivable	204,891	183,803
Prepaid and other current assets	93,321	73,654
Current assets	367,205	324,351
Other non-current assets	10,136	9,805
Fixed assets	94,756	85,424
Deferred income tax	84	780
Goodwill and intangible assets	467,795	425,764
Total assets	$939,976	$846,124

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$154,382	$157,260
Other current liabilities	68,098	51,657
Long-term debt - current	3,213	2,751
Current liabilities	225,693	211,668
Long-term debt - non-current	309,121	266,874
Other liabilities	55,488	54,639
Deferred income tax	1,820	1,467
Redeemable non-controlling interests	137,124	117,708
Shareholders' equity	210,730	193,768
Total liabilities and equity	$939,976	$846,124

Supplemental balance sheet information
Total debt	$312,334	$269,625
Total debt, net of cash	254,645	212,438

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2018	2017	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$29,894	$21,934	$38,829	$30,202
Items not affecting cash:
Depreciation and amortization	12,903	10,357	24,686	19,851
Deferred income tax	38	(34)	346	363
Other	1,629	442	4,031	(2,102)
	44,464	32,699	67,892	48,314

Changes in non-cash working capital
Accounts receivable	(16,259)	(16,484)	(12,181)	(16,774)
Payables and accruals	2,366	18,642	(12,504)	6,596
Other	8,701	6,740	4,367	11,065
Net cash provided by operating activities	39,272	41,597	47,574	49,201

Investing activities
Acquisition of businesses, net of cash acquired	(13,577)	(2,182)	(43,179)	(12,545)
Purchases of fixed assets	(9,097)	(8,922)	(19,620)	(18,890)
Other investing activities	(1,306)	277	(1,984)	(2,904)
Net cash used in investing activities	(23,980)	(10,827)	(64,783)	(34,339)

Financing activities
Increase in long-term debt, net	(8,128)	(3,883)	42,086	30,470
Purchases of non-controlling interests, net	(511)	(1,688)	(2,132)	(5,468)
Financing fees paid	-	-	(575)	-
Dividends paid to common shareholders	(4,849)	(4,397)	(9,249)	(8,340)
Distributions paid to non-controlling interests	(2,751)	(476)	(4,342)	(2,349)
Repurchases of Subordinate Voting Shares	-	-	(5,941)	(7,416)
Other financing activities	893	(1,363)	(196)	609
Net cash (used in) provided by financing activities	(15,346)	(11,807)	19,651	7,506

Effect of exchange rate changes on cash	(206)	103	(343)	126

Increase (decrease) in cash, cash equivalents and restricted cash	(260)	19,066	2,099	22,494

Cash, cash equivalents and restricted cash, beginning of period	69,253	60,262	66,894	56,834

Cash, cash equivalents and restricted cash, end of period	$68,993	$79,328	$68,993	$79,328

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2018
Revenues	$326,992	$168,356	$-	$495,348
Adjusted EBITDA	33,402	26,675	(2,959)	57,118

Operating earnings	27,498	19,145	(4,293)	42,350

2017
Revenues	$302,900	$138,766	$-	$441,666
Adjusted EBITDA	28,696	21,580	(3,200)	47,076

Operating earnings	23,191	16,270	(4,195)	35,266

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2018
Revenues	$611,127	$310,677	$-	$921,804
Adjusted EBITDA	50,878	37,838	(6,184)	82,532

Operating earnings	38,864	24,220	(9,661)	53,423

2017
Revenues	$568,753	$253,262	$-	$822,015
Adjusted EBITDA	43,129	29,879	(5,805)	67,203

Operating earnings	32,318	20,167	(8,248)	44,237

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500